EXHIBIT 16.1

June 22, 2005

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Power Integrations, Inc. (“the Company”) and, under the date of March 15, 2005, we reported on the consolidated financial statements of Power Integrations, Inc. as of and for the years ended December 31, 2004 and 2003 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004. On June 16, 2005, our appointment as principal accountants was terminated. We have read Power Integrations, Inc.’s statements included under Item 4.01 of its Form 8-K dated June 16, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements in the second sentence of the first paragraph or the fifth paragraph of Item 4.01.

Very truly yours,

/s/ KPMG LLP